SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 1999

                          Commission File Number 1-3939

                  Oryx Energy Company Capital Accumulation Plan

                            (full title of the Plan)

                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102

             (Name of the issuer of the securities held pursuant to

             the Plan and address of its principal executive office)






                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Kerr-McGee Corporation Benefits Committee:


         We have audited the accompanying statement of net assets available for benefits of the ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in the net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the year ended December 31, 1999, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  (ARTHUR ANDERSEN LLP)
                                                   ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
    June 23, 2000




                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             (Thousands of dollars)

                                                         December 31,
                                                     ------------------
                                                     1999         1998
                                                     ----       -------

Assets:
     Net assets available for benefits               $  -       $95,582
                                                     ====       =======




            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             (Thousands of dollars)

                                                              Year Ended
                                                           December 31, 1999
                                                           -----------------

Additions:
     Additions to net assets attributed to:
         Investment income:
              Net appreciation in fair value
                 of investments                                 $32,604
              Dividends                                           2,363
              Interest                                            1,775
                                                                -------
                                                                 36,742

         Contributions:
              Participant                                         1,316
              Employer                                           10,307
                                                                -------
                                                                 11,623

                  Total additions                                48,365
                                                                -------


Deductions:
     Deductions from net assets attributed to:

         Distributions to terminating and
             withdrawing participants                            40,761
         Administrative expense                                      29
         Interest expense                                         7,497
                                                                -------
              Total deductions                                   48,287
                                                                -------

                  Net increase                                       78

         Transfer to affiliated plan                             95,660


Net assets available for benefits:

     Beginning of year                                           95,582
                                                                -------
     End of year                                                $     -
                                                                =======



   The accompanying notes are an integral part of these financial statements.



                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)      DESCRIPTION OF THE PLAN

         Due to the merger of Kerr-McGee Corporation (Kerr-McGee) and Oryx Energy Company (Oryx) on February 26, 1999, in July 1999, the Kerr-McGee Board of Directors approved the merger of the Oryx Capital Accumulation Plan (Plan) into the Kerr-McGee Savings Investment Plan
         (SIP) and the Kerr-McGee Employee Stock Ownership Plan (ESOP). Future benefit payments to participants of the Plan will be made from the SIP and the ESOP. Effective August 2, 1999, net assets of the Plan merged into the SIP totaled $132,264,000. Effective December 31, 1999, net liabilities of the Plan merged into the ESOP totaled $36,604,000.

         The Plan was a combined stock bonus and employee stock ownership plan sponsored by Oryx which became effective on November 1, 1988. The Plan provided an individual account for each participant. Amounts disbursed to participants or conversions between funds were based solely upon amounts contributed to each participant's account adjusted to reflect any withdrawals and distributions, investment earnings attributable to such fund balances and appreciation or depreciation of the market value of the fund.

         Employee Contributions -

         In general, an employee could instruct the employer to contribute to the Plan up to five percent, in whole percentages, of base pay (earnings) on either a pre-tax basis or post-tax basis. An employee could also elect to make additional contributions of up to 10 percent of earnings. The additional contributions could be on either a pre-tax basis, post-tax basis or any combination thereof.

         Employer Contributions -

         The first five percent of employee contributions were matched by Oryx at 110 percent up to the first $50,000 of employee earnings and at 100 percent thereafter (employer contributions). Following the merger and effective March 1, 1999, the plan was amended to provide matching employer contributions equal to employee contributions up to six percent of employee earnings. From time to time, Oryx also contributed additional amounts when necessary to meet the loan repayment requirements on the Oryx ESOP notes.

         Vesting Rights -

         Participants were immediately 100 percent vested in their account balances derived from employer contributions, employee contributions and any amounts rolled over in the Plan from another eligible retirement plan.

         Plan Termination -

         Under the Plan the company had the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Participant Investment Programs -

         Participants could make investment elections to have their contributions invested, in increments of one percent, in any combination of the eight funds listed below. In addition, participants could convert past investments into any of the eight funds by making fund transfers.

         Participants had the option of investing their contributions in any of the following funds:

              Oryx Stock Fund - Invested in Oryx Energy Company common stock. Due to the merger of Kerr-McGee and Oryx, all outstanding Oryx stock was converted to Kerr-McGee stock at a ratio of .369 shares of Kerr-McGee for each share of Oryx.

              Vanguard Balanced Index Fund - invested 60% of its assets in stocks and 40% of its assets in bonds.

              Vanguard Windsor II Fund - investments in a diversified group of under-valued stocks of large-capitalization companies.

              Vanguard  U.S.  Growth   Portfolio   -   investments   in   large,
              high-quality, seasoned U.S. companies.

              Vanguard Explorer Fund - Invested in the stock of companies with a market value between $75 million and $200 million.

              Vanguard International Growth Portfolio - invested in non-U.S. equity securities selected for long-term capital appreciation potential.

              Stable Value Fund - primarily investments in contracts issued by insurance companies, investment contracts backed by U.S.
              Government obligations and high credit-quality corporate bonds (including mutual funds that invest in such obligations).

              Vanguard Bond Index Fund - seeks to approximate the return of the Lehman Brothers Aggregate Bond Index.

         Investment of Employer Contributions -

         Employer contributions were made in the form of shares of Oryx common stock and were included in the Leveraged Employee Stock Ownership Plan (LESOP) Fund.

         Investment of Fund Earnings -

         Generally, earnings from dividends and interest on each of the funds were retained by the trustee and reinvested in the same fund.
         Participants could elect to receive any dividends on certain Oryx common stock held in the Oryx Stock Fund from employer contributions made prior to August 1, 1989.

         Participant Loans -

         Participants could obtain loans from their account balances in any of the Vanguard Funds and/or the Participant Directed Oryx Stock Fund of the Plan. The maximum amount of all loans to a participant under the Plan and any other plans of any employer could not exceed the lesser of
         (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or (b) one-half the current value of the participant's vested interest in their accounts. Personal loans had a term of up to five years and residential loans up to 15 years. Both the principal and interest portions of the loan repayments were reinvested in the participant's accounts in accordance with his current investment elections. Defaults on loan repayments were treated as distributions.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The Plan utilized the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

         Investment Valuations - The valuation of the Plan's investments in all funds was based on the market value of the assets held in the funds. The valuation of the Vanguard Funds was based on the closing market price of the assets which comprise the funds on the last business day of the plan year. Investments in the Stable Value Fund were carried at contract value (which equals original cost plus accrued interest less any distributions). The valuation of common stock in the Oryx Stock Fund and the LESOP Fund was based on the closing market price as reported on the New York Stock Exchange on the last business day of the plan year. Purchases and sales of securities were reflected on the trade-date basis. Dividend income was recognized on the ex-dividend date.

         Payment of Benefits - Distributions to terminating and withdrawing participants were recorded when paid.

(3)      INVESTMENTS

         The following presents investments that represent five percent or more of the Plan's net assets.

                                                             December 31,
                                                         ---------------------
         (Thousands of Dollars)                           1999           1998
                                                         ------         ------

         Oryx Energy Company Common Stock Fund            $   -        $12,603 *
         Stable Value Fund                                    -         47,360
         Vanguard Windsor II Fund                             -         35,575
         Vanguard U.S. Growth Portfolio                       -         22,607
         Vanguard Balanced Index Fund                         -         19,663
         Vanguard Explorer Fund                               -          5,191
         Vanguard International Growth Fund                   -          6,939
         Oryx Energy Company Leveraged Common
            Stock ESOP Fund                                   -         31,980 *

         *Nonparticipant-directed

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $32,604 as follows:

                           Common stock            $28,730
                           Mutual funds              3,874
                                                   -------
                                                   $32,604
                                                   =======


(4)      NONPARTICIPANT-DIRECTED INVESTMENTS

         The Oryx Stock Fund was the only fund consisting of both participant-directed contributions and nonparticipant-directed employer matching contributions. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

                                                          December 31,
                                                    -------------------------
         (Thousands of dollars)                       1999             1998
                                                    --------          -------

         Net Assets:
             Common stock                           $      -          $11,395
                                                    ========          =======


                                                           Year ended
                                                        December 31, 1999
                                                        -----------------

         Changes in Net Assets:
             Dividends                                       $    306
             Net appreciation                                   3,812
             Transfer from other funds                          1,227
             Transfer to successor trustee                    (11,926)
             Distributions                                     (4,814)
                                                             --------
                                                             $(11,395)
                                                             ========

(5)      TAX STATUS

         The Plan is a qualified plan under provisions of Section 401(a) of the Code and is exempt from Federal income taxes under Provisions of
         Section 501(a) of the Code. The Plan's latest determination letter is dated November 5, 1999.

 (6)     ESOP NOTES

         On August 1, 1989, Oryx borrowed $110 million by privately placing ESOP notes. The borrowing consisted of Series A notes, Series B notes and Series C notes with interest rates ranging from 8.35% to 8.70%.
         Scheduled principal payments on the Series A notes continue through July 2006. Principal payments on the Series B notes begin in August 2005 and continue through July 2008. Principal payments on the Series C notes begin in August 2008 and continue through July 2011.

         Debt consisted of the following at year end (the debt at December 31, 1999, is held by the ESOP):

         (Thousands of dollars)                1999             1998
                                             -------          -------

         Series A notes                      $35,584          $39,773
         Series B notes                       19,318           19,520
         Series C notes                       30,715           31,036
                                             -------          -------
                                             $85,617          $90,329
                                             =======          =======

         Maturities of debt due after December 31, 1999, are $4,257,000 in 2000, $4,740,000 in 2001, $5,262,000 in 2002, $5,842,000 in 2003, $6,462,000
         in 2004 and $59,054,000 thereafter.

         LESOP Fund interest and any dividend income were used for debt service. Interest expense incurred by the Plan on the debt was $7,497,000 in 1999.



                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-0311467)

                                (Plan Number 016)

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                             (Thousands of dollars)



                                                                                                                (h)
                                                                                         (f)                  Current
                                                                                       Expense                  value
                                                        (c)          (d)       (e)    incurred      (g)     of asset on      (i)
            (a)                         (b)          Purchase      Selling    Lease     with      Cost of   transaction   Net gain
Identity of party involved    Description of asset     price        price    rental  transaction  asset        date        or loss
--------------------------    --------------------  -----------   --------   ------  -----------  -------   -----------   ---------

*Kerr-McGee Corporation       Common Stock             $79,368     $     -   $    -      $  -     $79,368      $79,368    $    -

*Kerr-McGee Corporation       Common Stock                   -      87,883        -         -      87,883       87,883         -



*Includes both participant-directed and nonparticipant-directed portions.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN

                        By               (JOHN M. RAUH)
                             ---------------------------------------
                                          John M. Rauh
                             Chairman of the Kerr-McGee Corporation
                                        Benefits Committee

Date:  June 28, 2000